M Don't Miss Out On Early Bird Terms — Aivana Soft Launch Ends Tomorrow 🚀 - chris@aivana.com - Aivana, Inc. Mail -...   —   ☐   ✕

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Don't Miss Out On Early Bird Terms — Aivana Soft Launch Ends Tomorrow 🖨

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Chris Ybarra ⬛⬛⬛⬛⬛   9:36 AM (1 hour ago)   ☆   ↩   ⋮

Hi Friends & Family,

First, another heartfelt **thank you** to everyone who has already reserved an investment in Aivana. A few of you have even come back to **increase your investment**, and I can't thank you enough for that additional vote of confidence. 🙏

Here are a few quick but important updates as we wrap up the Friends & Family soft launch:

⏰ **Remember to invest early**
Tomorrow is the **final day of our private soft launch**. After that, the campaign becomes public to Wefunder's 1.5M+ angel investors. If you want to increase your chances of locking in the **10% discount and early-bird perks**, this is the time to do it.

💡 **You can invest more than once**
Several investors have already taken advantage of this — starting small, then adding more once they got comfortable. Wefunder makes this easy, and all investments add up under your account.

❓ **Have questions?**
Wefunder has a great **Investor FAQ page** here: https://help.wefunder.com/#/investor/getting-started-for-investors
It covers topics like verification, investment limits, how you'll track your investment after the campaign, and general account setup. If you need help along the way, their team is always available at **support@wefunder.com**.

👉 **Reserve now:** https://wefunder.com/aivanainc

Every reservation adds momentum and sends a signal to future investors that Aivana is worth backing. Whether it's $100, $500, or more, your support at this stage is what will set the tone as we open the campaign publicly.

With gratitude,
Chris

Christopher R. Ybarra
Founder & CEO, Aivana, Inc.
aivana.com

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Disclosures
Investing in startups is risky and illiquid — never invest more than you can afford to lose. All investments are made solely through Wefunder; please review the offering materials on our campaign page.
Wefunder "Testing the Waters" legal disclosure: https://help.wefunder.com/testing-the-waters-legal-disclosure

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